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                                                                    EXHIBIT 18


Board of Directors
Superior Consultant Holdings Corporation


As stated in Note 1 to the consolidated financial statements of Superior Consultant Holdings Corporation and Subsidiaries ("the Company"), the Company changed its accounting policy for the method used to calculate depreciation on new purchases of property and equipment from accelerated methods (principally the double-declining balance method) to the straight-line method, effective January 1, 1996. Management believes the newly adopted accounting principle is preferable in the circumstances because the straight-line method provides a better matching of expenses with revenues over the productive life of the assets. In addition, the Company believes the new method should improve the comparability of its financial statements with other information technology consulting companies. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.


                            /s/  GRANT THORNTON LLP


Detroit, Michigan
February 21, 1997